SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of December


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of
                                     1934.)


                        Yes _____________ No____X_______


     (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated December 10, 2004 announcing the nomination of John Dolan as CEO of Van der
 Moolen Specialists USA, LLC and the retirement of James P. Cleaver, Executive
                      Board Member, per December 31, 2004.

John Dolan to Succeed James Cleaver as CEO of Van Der Moolen Specialists

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Dec. 10, 2004--The Executive Board of Van der Moolen Holding N.V. (NYSE:VDM)(AEX:VDMN) announced today that James P. Cleaver, Jr. will retire from the Executive Board at the end of this month. Mr. Cleaver, who turned 70 this October, will simultaneously step down as Chairman and Chief Executive Officer of Van der Moolen Specialists USA, LLC. He will be succeeded as CEO of Van der Moolen Specialists by John F.X. Dolan effective January 1, 2005.
    John Dolan became a member of the New York Stock Exchange in 1983 and served as a Senior Managing Partner with the specialist firm Lyden, Dolan, Nick & Co. from 1995 until 2002, when the firm merged with Van der Moolen Specialists USA, LLC. He has been a member of the Management Committee of Van der Moolen Specialists since March 2004. He has had a distinguished career on the floor of the NYSE, served as a NYSE Floor Official from 1991 to 1997 and as a NYSE Governor from 1997 tot 2003 and is currently on the Board of Executives of the NYSE. He also has served as Chairman of the NYSE Continuing Education Committee, and is a Member of the NYSE Market Performance Committee, the Institutional Advisory Committee, the Upstairs Traders Advisory Committee and the Specialist Association Advisory Board. Additionally, Mr. Dolan is Chairman of the New Member Orientation Committee and Member of the Technology Planning and Oversight Committee. He is also an active participant in the NYSE Facts Listed Company Educational Program, which provides the managements of listed companies with perspectives on the role of a specialist in maintaining market quality and liquidity.
    Mr. Cleaver's retirement follows a lifetime of professional dedication to the New York Stock Exchange. He joined Van der Moolen Specialists in 1999, having previously served as CEO of a NYSE specialist firm that Van der Moolen acquired that year. As Executive Board member of Van der Moolen Holding and head of the Management Committee of Van der Moolen Specialists, Mr. Cleaver oversaw the integration of several specialist firms to establish Van der Moolen Specialists as one of the leading firms on the floor of the NYSE.
    John Dolan's appointment as CEO of Van der Moolen Specialists USA, LLC completes the reorganization of the firm's Management Committee which began in March 2004 when Joseph Bongiorno, Michael Hayward, Patrick J. McGagh, Jr., and Michael Stern ceased to be members of the Management Committee and specialists on the floor of the NYSE. In addition to Mr. Dolan, the Management Committee of Van der Moolen Specialists now consists of Robert B. Fagenson, Vice Chairman, Casper Rondeltap, representing Van der Moolen Holding, Eric B. Oscher, Thomas Shafer III, and Joseph A. Talento.
    For more information about Van der Moolen, please visit www.vandermoolen.com.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             VAN DER MOOLEN HOLDING N.V.

 Date: December 10, 2004     By: /s/ Friedrich M.J. Bottcher
                                 ___________________________

                             name: Friedrich M.J. Bottcher
                             title: Chairman of the Executive Board

                             By: /s/ Frank F. Dorjee
                                 ___________________________

                             name: Frank F. Dorjee
                             title: Chief Financial Officer
                                Member of the Executive Board

                             By: /s/ James.P. Cleaver, Jr.
                                 ____________________________

                             name : James P. Cleaver, Jr.
                             title: Member of the Executive Board

                             By: /s/ Casper F. Rondeltap
                                 ____________________________
                             name : Casper F. Rondeltap
                             title: Member of the Executive Board


_______________________________________________________________